1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

March 23, 2010

VIA EDGAR

Michael L. Kossoff

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: PIMCO Equity Series VIT (the “Trust” or the “Registrant”)

Dear Mr. Kossoff:

In a telephone conversation on March 17, 2010, we discussed comments of the Securities and Exchange Commission staff (the “Staff”) in response to the February 19, 2010 response letter submitted on behalf of the Registrant along with the Registrant’s amended registration statement, filed on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) , in connection with the offering of the Registrant’s initial series, PIMCO EqS Pathfinder World Portfolio (the “Portfolio”). The Staff’s comments, along with the Registrant’s responses, are set forth below. Additionally, for the Staff’s advance review, please find attached as Exhibit A the Registrant’s financial statements and the auditor’s consent that the Registrant will include in a future pre-effective amendment to its registration statement.

Prospectus

Comment 1: A fund may not disclose a fee and/or expense waiver in the annual fund operating expenses table unless the waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement. Please complete the Annual Portfolio Operating Expenses table in the Portfolio’s prospectus in order for the Staff to determine whether the disclosed fee and/or expense waivers are permissible.

Response: Comment accepted. For the Staff’s review, please find attached as Exhibit B the completed Annual Portfolio Operating Expense tables.

Comment 2: With regard to the Portfolio’s name, the Staff takes the view that “world” is similar to “global” or “international” and that a fund using “world” in its name should follow prior Staff guidance relevant to funds using the terms “global” or “international” in their name. Please revise the disclosure in the “Principal Investment Strategies” section and where

US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Michael L. Kosoff
March 23, 2010

appropriate throughout the registration statement to clarify that a significant percentage of the Portfolio’s assets will be invested outside the United States, e.g., disclosing that the Portfolio will invest 40% of its assets outside of the United States or will invest in countries other than the United States in accordance with the weighting of an applicable index or benchmark. See Investment Company Act Release No. 24828 at footnote 42 (Jan. 17, 2001).

Response: As you know, footnote 42 to the adopting release for Rule 35d-1 does not address a fund’s use of the term “world” in its name, but instead clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.1 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).2 Accordingly, the Registrant has adopted, and currently discloses, an investment policy that: “The Portfolio will invest in securities and instruments that are economically tied to at least three countries (one of which may be the United States).” Additionally, the Registrant will add additional disclosure to its “Principal Investment Strategies” section stating that the Portfolio will invest at least 20% of its assets in securities and instruments that are economically tied to foreign (non-U.S.) countries under normal circumstances.

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.3 Furthermore, the application of the Staff’s proposed quantified percentage test to the Portfolio would result in disparate treatment of the Portfolio as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the word “global” in their names under a standard that is significantly more flexible or permissive than the one being proposed by the Staff here.

[1]	Investment Company Names, Release No. IC-24828 (Jan. 17, 2001).
[2]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).

[3]	See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.”

Michael L. Kosoff
March 23, 2010

Comment 3: Please provide the Investment Company Act file numbers for the two registered investment companies that the portfolio managers advised while at their previous employer.

Response: The Registrant has removed the “Composite of Substantially Similar Managed Accounts” section from the registration statement. Thus, information about the registered investment companies that the portfolio managers advised while at their previous employer is no longer applicable.

Comment 4: In the “Composite of Substantially Similar Managed Accounts” section, please include applicable sales charges in addition to all actual fees and expenses when computing performance of the composite. Please also revise the disclosure to state that the composite performance includes applicable sales charges. Alternatively, the Portfolio may disclose performance of the composite adjusted to reflect the Portfolio’s estimated expenses. If the actual fees and expenses of the composite are lower than the Portfolio, please disclose that performance would have been lower if the fees and expenses of the composite were the same as the Portfolio.

Response: As noted above, the Registrant has removed the “Composite of Substantially Similar Managed Accounts” section from the registration statement.

Statement of Additional Information

Comment 5: Please include any disclosure required by Investment Company Act Release No. 29092 (“Proxy Disclosure Enhancements”).

Response: Comment accepted. For the Staff’s review, please find attached as Exhibit C the disclosure that the Registrant has incorporated into the Statement of Additional Information as required by Investment Company Act Release No. 29092.

*            *            *

Michael L. Kosoff
March 23, 2010

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3448 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin

cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng
Douglas P. Dick

Exhibit A

PIMCO Equity Series VIT

PIMCO EqS Pathfinder World Portfolio

Audited Seed Capital Report

March 22, 2010

PIMCO EqS Pathfinder World Portfolio

STATEMENT OF ASSETS AND LIABILITIES

March 22, 2010

Assets:
Cash	$100,000
Manager reimbursement receivable	50,000

Total Assets	$150,000

Liabilities:
Organization expense payable	$50,000

Total Liabilities	$50,000

Net Assets (10,000 issued Institutional Class shares of $0.0001 par value, issued and outstanding; unlimited shares of beneficial interest authorized).	$100,000

Net asset value of Institutional Class per share	$10.00

See Accompanying Notes

PIMCO EqS Pathfinder World Portfolio

STATEMENT OF OPERATIONS

For the period ended March 22, 2010

Organization Expenses	$50,000
Reimbursement by Manager	$(50,000)

Net Loss	$0

See Accompanying Notes

Notes to Financial Statements

1. ORGANIZATION

The PIMCO EqS Pathfinder World Portfolio - Institutional Class (the “Portfolio”) is a series of the PIMCO Equity Series VIT (the “Trust”). There is no other operation except sale of 10,000 of Institutional Share Class to PIMCO LLC on March 22, 2010. The Trust is registered under the Investment Company Act of 1940, as amended (the “Act”), as an open-end management investment company organized as a Delaware business trust on February 18, 2010.

2. PORTFOLIO EXPENSES

(a) Investment Advisory Fee

Pacific Investment Management Company (the “PIMCO”) is a majority-owned subsidiary of Allianz Global Investors of America L.P. (“AGI”), and serves as investment adviser (the “Adviser”) to the Trust, pursuant to an investment advisory contract. The Adviser receives a monthly fee from the Portfolio, at an annual rate of 0.75% of the Portfolio’s average daily net assets (the “Investment Advisory Fee”).

PIMCO has contractually agreed, until May 1, 2011, to waive a portion of its investment advisory fee equal to 0.13% of average daily net assets. Under the Fee Waiver Agreement, PIMCO is entitled to reimbursement by the Portfolio of any portion of the management fees waived, reduced or reimbursed pursuant to the Fee Waiver Agreement (the “Reimbursement Amount”) during the previous three years, provided that such amount paid to PIMCO will not: 1) together with any recoupment of organizational expenses and pro rata Trustees’ fees pursuant to the Expense Limitation Agreement, exceed the Expense Limit: 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO. The Fee Waiver Agreement will automatically renew for one-year terms unless PIMCO provides written notice to the Trust at least 30 days prior to the end of the then current term.

(b) Supervisory and Administrative Fee

PIMCO serves as administrator (the “Administrator”), and provides supervisory and administrative services to the Trust for which it receives a monthly supervisory and administrative fee based on each share class’s average daily net assets (the “Supervisory and Administrative Fee”). As the Administrator, PIMCO bears the costs of various third-party services, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. The Supervisory and Administrative Fee for Institutional Class is charged at the annual rate of 0.35%.

(c) Portfolio Expenses

The Trust is responsible for the following expenses: (i) salaries and other compensation of any of the Trust’s executive officers and employees who are not officers, directors, stockholders or employees of PIMCO or its subsidiaries or affiliates; (ii) taxes and governmental fees; (iii) brokerage fees and commissions and other portfolio transaction expenses; (iv) the costs of borrowing money, including interest expenses and bank overdraft charges; (v) fees and expenses of the Trustees who are not “interested persons” of PIMCO or the Trust, and any counsel retained exclusively for their benefit; (vi) extraordinary expenses, including costs of litigation and indemnification expenses; and (vii) organization expenses such as attorney and registration fees.

(d) Expense Limitation

PIMCO has contractually agreed, until May 1, 2011, to waive its Supervisory and Administrative Fee, or reimburse the Portfolio, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.0049% (the “Expense Limit”) of the Portfolio’s average net assets. Under the Expense Limitation Agreement, which renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided organizational expenses and pro rata Trustees’ fees plus such recoupment, do not exceed the Expense Limit.

3. RELATED PARTY TRANSACTIONS

The Adviser and Administrator are related parties. Fees payable to these parties are disclosed in Note 2.

4. REGULATORY AND LITIGATION MATTERS

PIMCO and PIMCO Funds, another series of funds managed by PIMCO, are the subject of a lawsuit in the Northern District of Illinois Eastern Division in which the complaint alleges that plaintiffs each purchased and sold a 10-year Treasury note futures contract and suffered damages from an alleged shortage when PIMCO held both physical and futures positions in 10-year Treasury notes for its client accounts. In July 2007, the court granted class certification of a class consisting of those persons who purchased futures contracts to offset short positions between May 9, 2005 and June 30, 2005. PIMCO and PIMCO Funds currently believe that the complaint is without merit and PIMCO and PIMCO Funds intend to vigorously defend against this action. The outcome of this action cannot be predicted at this time.

In April 2006, certain registered investment companies and other funds managed by PIMCO were served in an adversary proceeding brought by the Official Committee of Asbestos Claimants of G-I Holdings, Inc. in G-I Holdings, Inc.’s bankruptcy in the District of New Jersey. In July 2004, PIMCO was named in this lawsuit and remains a defendant. The plaintiff seeks to recover for the bankruptcy estate assets that were transferred by the predecessor entity of G-I Holdings, Inc. to a wholly-owned subsidiary in 1994. The subsidiary has since issued notes, of which certain registered investment companies and other funds managed by PIMCO are alleged to be holders. The complaint alleges that in 2000, more than two hundred noteholders—including certain registered investment companies and other funds managed by PIMCO—were granted a second priority lien on the assets of the subsidiary in exchange for their consent to a refinancing transaction and the granting of a first priority lien to the lending banks. The plaintiff is seeking invalidation of the lien in favor of the noteholders and/or the value of the lien. On November 12, 2009, the District Court and Bankruptcy Court issued an order confirming a Plan of Reorganization (the “Plan”) in the underlying bankruptcy case. As part of the Plan, the adversary proceeding to which PIMCO and other funds managed by PIMCO (“PIMCO Entities”) are parties will be dismissed. In confirming the Plan, the Courts overruled certain objections (unrelated to the dismissal of claims against PIMCO and PIMCO Entities) made by the IRS. The IRS sought a stay pending appeal to the Third Circuit, the stay was granted and GI-Holdings, Inc. has asked the Third Circuit to dismiss the stay. This matter is not expected to have a material adverse effect on the relevant PIMCO Entities.

It is possible that these matters and/or other developments resulting from these matters could result in increased fund redemptions or other adverse consequences to the Portfolio. However, PIMCO and Allianz Global Investors Distributors LLC (“AGID”) believe that these matters are not likely to have a material adverse effect on the Portfolio or on PIMCO’s or AGID’s ability to perform their respective investment management or distribution services relating to the Portfolio.

The foregoing speaks only as of the date of the report. While there may be additional litigation or regulatory developments in connection with the matters discussed above, the foregoing disclosure of litigation and regulatory matters will be updated only if those developments are material.

PricewaterhouseCoopers LLP 1100 Walnut, Suite 1300 Kansas City MO 64106 Telephone (816) 472 7921 Facsimile (816) 218 1890 www.pwc.com

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of PIMCO EqS Pathfinder World Portfolio:

In our opinion, the accompanying statement of assets and liabilities and the related statement of operations present fairly, in all material respects, the financial position of PIMCO EqS Pathfinder World Portfolio (the “Portfolio”) at March 22, 2010 and the results of its operations for the period indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

March 22, 2010

Exhibit B

FEE TABLE FOR INSTITUTIONAL CLASS PROSPECTUS.

PIMCO EqS Pathfinder World Portfolio

INVESTMENT OBJECTIVE

The Portfolio seeks capital appreciation.

FEES AND EXPENSES OF THE PORTFOLIO

This table describes the fees and expenses that you may pay if you buy and hold Institutional Class shares of the Portfolio. Overall fees and expenses of investing in the portfolio are higher than shown because the table does not reflect variable contract fees and expenses.

Shareholder Fees (fees paid directly from your investment): None

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Institutional Class
Management Fees	1.10%
Distribution and/or Service (12b-1) Fees	N/A
Other Expenses
Organizational Expenses(1)	1.00%
Total Annual Portfolio Operating Expenses	2.10%
Expense Reimbursement(2)(3)	(1.13)%
Total Annual Portfolio Operating Expenses After Expense Reimbursement	0.97%

(1)	“Other Expenses” reflect estimated organizational expenses for the Portfolio’s first fiscal year.

(2)	PIMCO has contractually agreed, through May 1, 2011, to waive its supervisory and administrative fee, or reimburse the Portfolio, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.0049% of the Portfolio’s average net assets attributable to a class of shares. This Expense Limitation Agreement renews annually unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term. Under certain conditions, PIMCO may recoup these waivers and reimbursements in future periods.

(3)	PIMCO has contractually agreed, until May 1, 2011, to waive a portion of its advisory fee equal to 0.13% of average daily net assets attributable to a class of shares. This Fee Waiver Agreement renews annually unless terminated by PIMCO upon at least 30 days’ prior notice to the end of the contract term. Under certain conditions, PIMCO may recoup these waivers in future periods.

Example. The Example is intended to help you compare the cost of investing in Institutional Class shares of the Portfolio with the costs of investing in other mutual funds. The Example assumes that you invest $10,000 for the time periods indicated, and then redeem all your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, the Example shows what your costs would be based on these assumptions. The Example does not reflect fees and expenses of any variable annuity contract or variable life insurance policy, and would be higher if it did.

	1 Year	3 Years
Institutional Class	$99	$309

Portfolio Turnover. The Portfolio pays transaction costs when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in the Annual Portfolio Operating Expenses or in the Example tables, affect the Portfolio’s performance. The Portfolio has not yet commenced operations. Thus, no portfolio turnover rate is provided for the Portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Portfolio seeks to achieve its investment objective by investing under normal circumstances in equity securities, including common and preferred stock (and securities convertible into, or that PIMCO expects to be exchanged for, common or preferred stock), of issuers that PIMCO believes are undervalued. The Portfolio will invest in securities and instruments that are economically tied to at least three countries (one of which may be the United States). The Portfolio’s bottom-up value investment style attempts to identify securities that are undervalued by the market in comparison to PIMCO’s own determination of the company’s value, taking into account criteria such as asset value, book value and cash flow and earnings estimates.

When making investments, PIMCO evaluates the merits of each investment separately and there are no specific limitations on the value, asset size, earnings or industry classification of the Portfolio’s investments. The Portfolio may invest in securities issued by large-capitalization, mid-capitalization and small-capitalization companies. The Portfolio generally considers large- and mid-cap companies to be those with market capitalizations greater than $1.5 billion. The Portfolio may invest, without limitation, in securities and instruments that are economically tied to foreign (non-U.S.) countries. The Portfolio may also invest in securities and instruments that are economically tied to emerging market countries.

The Portfolio may also invest in U.S. and non-U.S. sovereign government debt and other debt securities, including bank loans, that PIMCO selects on the basis of its determination of the security’s value and not necessarily based on the coupon rate or credit rating of the security. The debt investments of the Portfolio may include high yield securities (“junk bonds”) of any rating. The Portfolio may invest in the securities of distressed companies including defaulted securities, which typically involve investments in lower-rated debt securities and loans but may also include equity securities of distressed companies.

10	PIMCO Equity Series VIT

FEE TABLE FOR ADMINISTRATIVE CLASS PROSPECTUS.

PIMCO EqS Pathfinder World Portfolio

INVESTMENT OBJECTIVE

The Portfolio seeks capital appreciation.

FEES AND EXPENSES OF THE PORTFOLIO

This table describes the fees and expenses that you may pay if you buy and hold Administrative Class shares of the Portfolio. Overall fees and expenses of investing in the Portfolio are higher than shown because the table does not reflect variable contract fees and expenses.

Shareholder Fees (fees paid directly from your investment): None

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Administrative Class
Management Fees	1.10%
Distribution and/or Service (12b-1) Fees	0.15%
Other Expenses
Organizational Expenses(1)	1.00%
Total Annual Portfolio Operating Expenses	2.25%
Expense Reimbursement(2)(3)	(1.13)%
Total Annual Portfolio Operating Expenses After Expense Reimbursement	1.12%

(1)	“Other Expenses” reflect estimated organizational expenses for the Portfolio’s first fiscal year.

(2)	PIMCO has contractually agreed, through May 1, 2011, to waive its supervisory and administrative fee, or reimburse the Portfolio, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.0049% of the Portfolio’s average net assets attributable to a class of shares. This Expense Limitation Agreement renews annually unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term. Under certain conditions, PIMCO may recoup these waivers and reimbursements in future periods.

(3)	PIMCO has contractually agreed, until May 1, 2011, to waive a portion of its advisory fee equal to 0.13% of average daily net assets attributable to a class of shares. This Fee Waiver Agreement renews annually unless terminated by PIMCO upon at least 30 days’ prior notice to the end of the contract term. Under certain conditions, PIMCO may recoup these waivers in future periods.

Example. The Example is intended to help you compare the cost of investing in Administrative Class shares of the Portfolio with the costs of investing in other mutual funds. The Example assumes that you invest $10,000 for the time periods indicated, and then redeem all your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, the Example shows what your costs would be based on these assumptions. The Example does not reflect fees and expenses of any variable annuity contract or variable life insurance policy, and would be higher if it did.

	1 Year	3 Years
Administrative Class	$114	$356

Portfolio Turnover. The Portfolio pays transaction costs when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in the Annual Portfolio Operating Expenses or in the Example tables, affect the Portfolio’s performance. The Portfolio has not yet commenced operations. Thus, no portfolio turnover rate is provided for the Portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Portfolio seeks to achieve its investment objective by investing under normal circumstances in equity securities, including common and preferred stock (and securities convertible into, or that PIMCO expects to be exchanged for, common or preferred stock), of issuers that PIMCO believes are undervalued. The Portfolio will invest in securities and instruments that are economically tied to at least three countries (one of which may be the United States). The Portfolio’s bottom-up value investment style attempts to identify securities that are undervalued by the market in comparison to PIMCO’s own determination of the company’s value, taking into account criteria such as asset value, book value and cash flow and earnings estimates.

When making investments, PIMCO evaluates the merits of each investment separately and there are no specific limitations on the value, asset size, earnings or industry classification of the Portfolio’s investments. The Portfolio may invest in securities issued by large-capitalization, mid-capitalization and small-capitalization companies. The Portfolio generally considers large- and mid-cap companies to be those with market capitalizations greater than $1.5 billion. The Portfolio may invest, without limitation, in securities and instruments that are economically tied to foreign (non-U.S.) countries. The Portfolio may also invest in securities and instruments that are economically tied to emerging market countries.

The Portfolio may also invest in U.S. and non-U.S. sovereign government debt and other debt securities, including bank loans, that PIMCO selects on the basis of its determination of the security’s value and not necessarily based on the coupon rate or credit rating of the security. The debt investments of the Portfolio may include high yield securities (“junk bonds”) of any rating. The Portfolio may invest in the securities of distressed companies including defaulted securities, which typically involve investments in lower-rated debt securities and loans but may also include equity securities of distressed companies.

The Portfolio may engage in a risk arbitrage strategy to take advantage of a perceived relationship between the value of two securities. Under

11	PIMCO Equity Series VIT

FEE TABLE FOR ADVISOR CLASS PROSPECTUS.

PIMCO EqS Pathfinder World Portfolio

INVESTMENT OBJECTIVE

The Portfolio seeks capital appreciation.

FEES AND EXPENSES OF THE PORTFOLIO

This table describes the fees and expenses that you may pay if you buy and hold Advisor Class shares of the Portfolio. Overall fees and expenses of investing in the Portfolio are higher than shown because the table does not reflect variable contract fees and expenses.

Shareholder Fees (fees paid directly from your investment): None

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Advisor Class
Management Fees	1.10%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses
Organizational Expenses(1)	1.00%
Total Annual Portfolio Operating Expenses	2.35%
Expense Reimbursement(2)(3)	(1.13)%
Total Annual Portfolio Operating Expenses After Expense Reimbursement	1.22%

(1)	“Other Expenses” reflect estimated organizational expenses for the Portfolio’s first fiscal year.

(2)	PIMCO has contractually agreed, through May 1, 2011, to waive its supervisory and administrative fee, or reimburse the Portfolio, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.0049% of the Portfolio’s average net assets attributable to a class of shares. This Expense Limitation Agreement renews annually unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term. Under certain conditions, PIMCO may recoup these waivers and reimbursements in future periods.

(3)	PIMCO has contractually agreed, until May 1, 2011, to waive a portion of its advisory fee earned to 0.13% of average daily net assets attributable to a class of shares. This Fee Waiver Agreement renews annually unless terminated by PIMCO upon at least 30 days’ prior notice to the end of the contract term. Under certain conditions, PIMCO may recoup these waivers in future periods.

Example. The Example is intended to help you compare the cost of investing in Advisor Class shares of the Portfolio with the costs of investing in other mutual funds. The Example assumes that you invest $10,000 for the time periods indicated, and then redeem all your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, the Example shows what your costs would be based on these assumptions. The Example does not reflect fees and expenses of any variable annuity contract or variable life insurance policy, and would be higher if it did.

	1 Year	3 Years
Advisor Class	$124	$387

Portfolio Turnover. The Portfolio pays transaction costs when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in the Annual Portfolio Operating Expenses or in the Example tables, affect the Portfolio’s performance. The Portfolio has not yet commenced operations. Thus, no portfolio turnover rate is provided for the Portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Portfolio seeks to achieve its investment objective by investing under normal circumstances in equity securities, including common and preferred stock (and securities convertible into, or that PIMCO expects to be exchanged for, common or preferred stock), of issuers that PIMCO believes are undervalued. The Portfolio will invest in securities and instruments that are economically tied to at least three countries (one of which may be the United States). The Portfolio’s bottom-up value investment style attempts to identify securities that are undervalued by the market in comparison to PIMCO’s own determination of the company’s value, taking into account criteria such as asset value, book value and cash flow and earnings estimates.

When making investments, PIMCO evaluates the merits of each investment separately and there are no specific limitations on the value, asset size, earnings or industry classification of the Portfolio’s investments. The Portfolio may invest in securities issued by large-capitalization, mid-capitalization and small-capitalization companies. The Portfolio generally considers large- and mid-cap companies to be those with market capitalizations greater than $1.5 billion. The Portfolio may invest, without limitation, in securities and instruments that are economically tied to foreign (non-U.S.) countries. The Portfolio may also invest in securities and instruments that are economically tied to emerging market countries.

The Portfolio may also invest in U.S. and non-U.S. sovereign government debt and other debt securities, including bank loans, that PIMCO selects on the basis of its determination of the security’s value and not necessarily based on the coupon rate or credit rating of the security. The debt investments of the Portfolio may include high yield securities (“junk bonds”) of any rating. The Portfolio may invest in the securities of distressed companies including defaulted securities, which typically involve investments in lower-rated debt securities and loans but may also include equity securities of distressed companies.

The Portfolio may engage in a risk arbitrage strategy to take advantage of a perceived relationship between the value of two securities. Under an arbitrage strategy, the Portfolio may purchase one security while selling short another security. The security purchased is generally considered by PIMCO to be undervalued relative to the price

12	PIMCO Equity Series VIT

Exhibit C

MANAGEMENT OF THE TRUST

Trustees and Officers

The business of the Trust is managed under the direction of the Trust’s Board of Trustees. Subject to the provisions of the Trust’s Trust Instrument, its By-Laws and Delaware law, the Board of Trustees (the “Board”) has all powers necessary and convenient to carry out this responsibility, including the election and removal of the Trust’s officers.

Leadership Structure and Risk Oversight Function

The Board is currently composed of three Trustees, two of whom are not “interested persons” of the Trust (as that term is defined by Section 2(a)(19) of the 1940 Act) (“Independent Trustees”). The Trustees meet periodically throughout the year to discuss and consider matters concerning the Trust and to oversee the Trust’s activities, including its investment performance, compliance program and risks associated with its activities.

Brent R. Harris, a Managing Director and member of Executive Committee of PIMCO, and therefore an “interested person” of the Trust, serves as Chairman of the Board. The Board has established three standing committees to facilitate the Trustees’ oversight of the management of the Trust: an Audit Committee, a Valuation Committee and a Governance Committee. The scope of each Committee’s responsibilities is discussed in greater detail below. The Board does not have a lead Independent Trustee; however, the Chairs of the Audit Committee and Governance Committee, each of whom is an Independent Trustee, act as liaisons between the Independent Trustees and the Trust’s management between Board Meetings and, with management, are involved in the preparation of agendas for Board and Committee meetings. The Board believes that, as Chairman, Mr. Harris provides skilled executive leadership to the Trust and performs an essential liaison function between the Trust and PIMCO, its investment adviser. The Board believes that its governance structure allows all of the Independent Trustees to participate in the full range of the Board’s oversight responsibilities. The Board reviews its structure regularly as part of its annual self-evaluation and believes that its structure is appropriate given the characteristics and circumstances of the Trust and its business activities.

In its oversight role, the Board has adopted, and periodically reviews, policies and procedures designed to address risks associated with the Trust’s activities. In addition, PIMCO and the Trust’s other service providers have adopted policies, processes and procedures to identify, assess and manage risks associated with the Trust’s activities. The Trust’s senior officers, including, but not limited to, the Chief Compliance Officer (“CCO”) and Treasurer, PIMCO portfolio management personnel and other senior personnel of PIMCO, the Trust’s independent registered public accounting firm (the “independent auditors”) and personnel from the Trust’s third-party service providers make periodic reports to the Board and its Committees with respect to a variety of matters, including matters relating to risk management.

Qualifications of the Trustees

The charts below identify the Trustees and executive officers of the Trust. Unless otherwise indicated, the address of all persons below is 840 Newport Center Drive, Newport Beach, CA 92660.

Trustees

Name, Age and Position Held with Trust*	Term of Office and Length of Time Served /+/	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee*	Other Public Company and Investment Company Directorships Held by Trustee During the Past 5 Years
Interested Trustee[1]

Brent R. Harris (49) Chairman of the Board and Trustee	03/2010 to present	Managing Director and member of Executive Committee, PIMCO.	130	Chairman and Trustee, PIMCO Equity Series; Chairman and Trustee, PIMCO ETF Trust; Chairman and Trustee, PIMCO Funds; and Chairman and Trustee, PIMCO Variable Insurance Trust; Director, StocksPLUS® Management, Inc.; and member of Board of Governors and Executive Committee, Investment Company Institute. Formerly, Chairman and Director, PCM Fund, Inc.

Independent Trustees

E. Philip Cannon (68) Trustee	03/2010 to present	Proprietor, Cannon & Company (an investment firm). Formerly, President, Houston Zoo.	130	Trustee, PIMCO Equity Series; Trustee, PIMCO ETF Trust; Trustee, PIMCO Funds; and Trustee, PIMCO Variable Insurance Trust. Formerly, Trustee Allianz Funds (formerly, PIMCO Funds: Multi-Manager Series); Formerly, Director, PCM Fund, Inc.

Vern O. Curtis (75) Trustee	03/2010 to present	Private Investor.	130	Trustee, PIMCO Equity Series; Trustee, PIMCO ETF Trust; Trustee, PIMCO Funds; and Trustee, PIMCO Variable Insurance Trust. Formerly, Director, PCM Fund, Inc.

*	The information for the individuals listed is as of March 3, 2010.
/+/	Trustees serve until their successors are duly elected and qualified.
1	Mr. Harris is an “interested person” of the Trust (as that term is defined in the 1940 Act) because of his affiliation with PIMCO.

The Board has determined that each of the Trustees is qualified to serve as a Trustee of the Trust, based on a review of the experience, qualifications, attributes and skills of each Trustee, include those listed in the table above. Each Trustee has significant experience as a Trustee for other funds in the same fund complex as the Trust and the Board has taken into account each Trustee’s commitment to the other funds in the complex and participation in Board and committee meetings throughout his tenure on the Board of the other funds in the complex. These qualifications, as well as other qualifications preceding the five-year period noted in the table above, support the conclusion that each individual is qualified to serve as a Trustee.

[Officer bios, securities ownership, and Trustee ownership of PIMCO and AGID omitted]

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Standing Committees

The Trust has an Audit Committee that consists of all of the Independent Trustees (Messrs. Cannon and Curtis (Chair)). The Audit Committee’s responsibilities include, but are not limited to, (i) assisting the Board’s oversight of the integrity of the Trust’s financial statements, the Trust’s compliance with legal and regulatory requirements, the qualifications and independence of the Trust’s independent auditors, and the performance of such firm; (ii) overseeing the Trust’s accounting and financial reporting policies and practices, its internal controls and, as appropriate, the internal controls of certain service providers; (iii) overseeing the quality and objectivity of the Trust’s financial statements and the independent audit thereof; and (iv) acting a liaison between the Trust’s independent auditors and the full Board. The Audit Committee also reviews both the audit and non-audit work of the Trust’s independent auditors, submits a recommendation to the Board of Trustees as to the selection of an independent auditor, and reviews generally the maintenance of the Trust’s records and the safekeeping arrangement of the Trust’s custodian.

The Board of Trustees has formed a Valuation Committee whose function is to monitor the valuation of portfolio securities and other investments and, as required by the Trust’s valuation policies, when the Board of Trustees is not in session it shall determine the fair value of portfolio holdings after consideration of all relevant factors, which determinations shall be reported to the full Board of Trustees. The Valuation Committee currently consists of Messrs. Harris, Kashkari, Hardaway and Brown and Ms. Anctil. However, the members of this committee may be changed by the Board of Trustees from time to time.

The Trust also has a Governance Committee, which is composed of all of the Trustees and which is responsible for the selection and nomination of candidates to serve as Trustees of the Trust. Only members of the Committee that are Independent Trustees (Messrs. Cannon (Chair) and Curtis) vote on the nomination of Independent Trustee candidates.

The Governance Committee has a policy in place for considering nominees recommended by shareholders.

The Governance Committee will consider potential trustee nominees recommended by shareholders provided that the proposed nominees: (i) satisfy any minimum qualifications of the Trust for its Trustees and (ii) are not “interested persons” of the Trust or the investment adviser within the meaning of the 1940 Act.

In addition, potential trustee nominees recommended by shareholders must fulfill the following requirements:

(a) The nominee may not be the nominating shareholder, a member of the nominating shareholder group, or a member of the immediate family of the nominating shareholder or any member of the nominating shareholder group;

(b) Neither the nominee nor any member of the nominee’s immediate family may be currently employed or employed within the last year by any nominating shareholder entity or entity in a nominating shareholder group;

(c) Neither the nominee nor any immediate family member of the nominee is permitted to have accepted directly or indirectly, during the year of the election for which the nominee’s name was submitted, during the immediately preceding calendar year, or during the year when the nominee’s name was submitted, any consulting, advisory, or other compensatory fee from the nominating shareholder or any member of a nominating shareholder group;

(d) The nominee may not be an executive officer or director (or person performing similar functions) of the nominating shareholder or any member of the nominating shareholder group, or of an affiliate of the nominating shareholder or any such member of the nominating shareholder group; and

(e) The nominee may not control (as “control” is defined in the 1940 Act) the nominating shareholder or any member of the nominating shareholder group (or in the case of a shareholder or member that is a fund, an interested person of such shareholder or member as defined by Section 2(a)(19) of the 1940 Act).

The nominating shareholder or shareholder group must meet the following requirements:

(a) Any shareholder or shareholder group submitting a proposed nominee must beneficially own, either individually or in the aggregate, more than 5% of a series of the Trust’s securities that are eligible to vote at the time of submission of the nominee and at the time of the annual meeting where the nominee may be elected. Each of the securities used for purposes of calculating this ownership must have been held continuously for at least two years as of the date of the nomination. In addition, such securities must continue to be held through the date of the meeting. The nominating shareholder or shareholder group must also bear the economic risk of the investment and the securities used for purposes of calculating the ownership cannot be held “short”; and

(b) The nominating shareholder or shareholder group must also submit a certification which provides the number of shares which the person or group has (i) sole power to vote or direct the vote; (ii) shared power to vote or direct the vote; (iii) sole power to dispose or direct the disposition of such shares; and (iv) shared power to dispose or direct the disposition of such shares. In addition, the certification shall provide that the shares have been held continuously for at least two years.

A nominating shareholder or shareholder group may not submit more proposed nominees than the number of Board positions open each year. All shareholder recommended nominee submissions must be received by the Trust by the deadline for submission of any shareholder proposals which would be included in the Trust’s proxy statement, if any.

Shareholders recommending potential trustee nominees must substantiate compliance with these requirements at the time of submitting their proposed trustee nominee to the attention of the Trust’s Secretary. Notice to the Trust’s Secretary should be provided in accordance with the deadline specified above and include, (i) the shareholder’s contact information; (ii) the trustee nominee’s contact information and the number of shares owned by the proposed nominee; (iii) all information regarding the proposed nominee that would be required to be disclosed in solicitations of proxies for elections of trustees required by Regulation 14A of the Securities Exchange Act of 1934, as amended (“1934 Act”); and (iv) a notarized letter executed by the proposed nominee, stating his or her intention to serve as a nominee and be named in the Trust’s proxy statement, if nominated by the Board of Trustees, to be named as a trustee if so elected.

[Compensation Table Omitted]

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